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SECURI 15047760 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-47498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planner Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 7th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AP
3/16

Planner Securities LLC
Statement of Financial Condition

December 31, 2014

Planner Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Linda Grimm, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Planner Securities LLC as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda Grimm

Signature

<u>Financial and Operations Principal</u>

Title

Denise Terzian

Notary Public

DENISE TERZIAN
Notary Public, State of New York
Registration No. 01TE6225892
Qualified in Orange County
Commission Expires July 26, 20 18

Planner Securities LLC
Table of Contents
December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Planner Securities LLC
150 East 52nd Street 7th Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Planner Securities LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planner Securities LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2015

Planner Securities LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	98,549
Due from clearing broker		476,785
Fixed assets at cost, net of accumulated depreciation of $3,541		3,326
Security deposit		30,000
Other assets		12,408
Total assets	$	621,068
Liabilities and Member's Equity		
Accrued expenses	$	47,569
Member's equity		573,499
Total liabilities and member's equity	$	621,068

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a Virgin Islands corporation. Planner Securities LLC and Planner International Inc. are part of the Planner Corretora de Valores S.A. Group (Planner Group) of Brazil.

The Company is engaged in the business of selling corporate debt and equity securities options, private placements and foreign securities and investment banking products. The Company, currently, clears all transactions on a fully disclosed basis through a United States clearing firm.

The Company is dependent upon financial support from Planner International, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
Cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. A deposit in the amount of $500 is segregated in a "Special Account for the Exclusive Benefit of Customers." The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives over three to six years.

Income Taxes
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. Accordingly, the Company has not provided for federal or local income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis.

4. Transactions with Related Parties

During 2014, Planner International Inc. contributed $800,000 in capital to Planner Securities LLC from funds supplied by the Planner Group.

Income taxes are paid directly by the Company on behalf of the member. At December 31, 2014, the Company paid $1,197 in state income taxes on behalf of the member.

5. Fixed Assets

Fixed assets at December 31, 2014 consist of:

Computer equipment	$ 6,867
Less: Accumulated depreciation	(3,541)
	$ 3,326

Depreciation expense for the year ended December 31, 2014 was $1,836.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2014, the Company had net capital of approximately $528,000 which exceeded the minimum net capital by approximately $278,000.

All trades are cleared on a fully-disclosed basis and are exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Lease Commitments

The Company conducts its operations from leased office facilities in New York City and entered into a one year lease which expires on March 31, 2015. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. Future minimum lease payments pertaining to this agreement are $35,373 during 2015. Rent expense was approximately $141,000 for the year ended December 31, 2014. The Company is currently negotiating an extension to the lease.

8. Commitments and Contingencies

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.